Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19 and contain estimates based on management’s judgement and based on currently available information. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the auditing standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“R.A. Quartermain”	“R.A. Mitchell”

Robert A. Quartermain President	Ross A. Mitchell Vice President, Finance

March 22, 2006

Auditors’ Report

To the Shareholders of

Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

March 2, 2006

(except for note 20, which is as of March 22, 2006)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles or restatements that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated March 2, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada

March 2, 2006

(except for note 20, which is as of March 22, 2006)

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(expressed in thousands of Canadian dollars, except number of shares)

	2005 $	2004 $ (restated 3(a))

Assets
Current assets
Cash and cash equivalents	23,030	45,703
Silver bullion (note 5)	14,095	13,487
Marketable securities (note 6)	4,985	3,329
Accounts receivable, net of allowance for doubtful accounts $nil (2004 - $nil)	1,238	662
Prepaid expenses and deposits	496	587

	43,844	63,768

Restricted silver bullion (note 5)	1,692	2,300

Reclamation deposits (note 9)	190	198

Mineral property costs (note 7)	171,525	150,532

Property, plant and equipment (note 8)	2,037	659

	219,288	217,457

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	1,990	1,513
Accrued liabilities	788	113
Current portion of asset retirement obligations (note 9)	722	560

	3,500	2,186
Asset retirement obligations (note 9)	759	688
Future income tax liability (note 14)	21,839	21,557

	26,098	24,431

Shareholders' Equity
Share capital (note 10)
Common shares - unlimited shares authorized, no par value
Issued and outstanding 51,849,241 common shares (2004 - 51,576,802)	219,971	217,502
Value assigned to stock options (notes 10 and 11)	9,778	6,167
Value assigned to warrants (notes 10 and 12)	6,965	7,011
Deficit	(43,524)	(37,654)

	193,190	193,026

	219,288	217,457

Commitments (note 17)
Subsequent events (note 20)

Approved by the Board of Directors

"R.E. Gordon Davis" R.E. Gordon Davis, Director	"William Meyer" William Meyer, Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2005 $	2004 $	2003 $

Exploration and mineral property costs

Property examination and exploration	434	471	465
Mineral property costs written-off	372	-	-
Reclamation and accretion (note 9)	507	252	507

	(1,313)	(723)	(972)

Expenses

Salaries and employee benefits	1,031	692	654
Salaries and employee benefits - stock-based compensation (note 11)	3,468	1,783	-
Depreciation	74	57	30
Internal control over financial reporting	226	-	-
Professional fees	176	122	143
General and administration - other	2,172	2,202	1,579
General and administration - stock-based compensation (note 11)	567	668	169

	(7,714)	(5,524)	(2,575)

Other income (expenses)
Investment income	879	1,151	379
Gain (loss) on sale of marketable
securities and investment writedowns	2,274	2,525	(101)
Gain on sale of mineral properties	20	931	-
Foreign exchange (loss) gain	(18)	171	(669)
Other	2	(49)	-

	3,157	4,729	(391)

Loss for the year	(5,870)	(1,518)	(3,938)
Deficit - Beginning of year	(37,654)	(31,632)	(27,694)
Adjustment for stock-based compensation (note 3)	-	(4,504)	-

Deficit - End of year, as restated	(43,524)	(37,654)	(31,632)

Weighted average number of shares outstanding	51,683,125	48,311,212	40,409,854

Basic and diluted loss per common share	(0.11)	(0.03)	(0.10)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2005 $	2004 $	2003 $

Operating activities
Loss for the year	(5,870)	(1,518)	(3,938)
Items not affecting cash
Depreciation	74	57	30
Mineral property costs written-off	372	-	-
Gain on sale of mineral properties	-	(902)	-
Stock-based compensation	4,035	2,451	169
Asset retirement obligations	444	(316)	370
(Gain) loss on sale of marketable securities and
investment writedowns	(2,274)	(2,525)	101
Foreign exchange gain	(14)	(7)	(19)
Changes in non-cash working capital items
Accounts receivable	(576)	(303)	20
Prepaid expenses and deposits	(198)	(353)	(34)
Accounts payable	621	545	(233)
Accrued liabilities	675	53	5
Current portion of asset retirement obligations	(240)	312	-

Cash used in operating activities	(2,951)	(2,506)	(3,529)

Financing activities
Shares and warrants issued for cash	1,795	60,334	13,229
Share subscriptions received	-	-	455
Share issue cash costs	-	(928)	(54)

Cash generated by financing activities	1,795	59,406	13,630

Investing activities
Mineral property costs	(20,933)	(12,796)	(9,833)
Purchase of property, plant and equipment	(1,202)	(710)	(57)
Purchase of silver bullion	-	(15,780)	-
Proceeds on sale of property, plant and equipment	-	53	-
Cash acquired on business combination (note 4)	-	91	-
Reclamation deposit advance	-	(47)	(83)
Purchase of marketable securities	(2,459)	(2,755)	(1,042)
Proceeds on sale of marketable securities	3,077	4,319	-

Cash used in investing activities	(21,517)	(27,625)	(11,015)

(Decrease) increase in cash and cash equivalents	(22,673)	29,275	(914)
Cash and cash equivalents - Beginning of year	45,703	16,428	17,342

Cash and cash equivalents - End of year	23,030	45,703	16,428

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

The company is in the process of acquiring, exploring and holding silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. The company will periodically need to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 19.

(1)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Basis of presentation

The consolidated financial statements include the accounts of the company and its subsidiaries. The following table sets forth the company’s ownership of its main mineral resource interests (note 7):

December 31	2005	2004

Through wholly-owned subsidiaries
Diablillos	100%	100%
Pirquitas	100%	100%
Bowdens	100%	100%
Sulphurets	100%	100%
Challacollo	100%	100%
Pitarrilla	100%	100%
San Agustin	100%	100%
San Marcial	100%	100%
Berenguela (a)	100%	100%
Candelaria	100%	100%
Maverick Springs (a)	100%	100%
Shafter	100%	100%

Through direct ownership and joint ventures
Manantial Espejo	50%	50%
Silvertip	100%	100%
Sunrise Lake	100%	100%
San Luis	50%	-

(a)	Ownership relates to silver resources.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are depreciation rates, asset impairment, stock-based compensation, future income tax valuation reserves and asset retirement obligations. Actual results could differ from those estimates.

Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the consolidated statements of loss unless they relate to a specific mineral property in which case they are capitalized.

(2)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Marketable securities are carried at the lower of original cost and quoted market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the term of the lease, plus one renewal period if the renewal is reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property. The company assesses if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Management of the company regularly reviews the net carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the period.

(3)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset retirement obligations

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the mineral property cost. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed annually.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted as both stock-based compensation expense and value assigned to stock options under shareholders’ equity. In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options is subsequently reduced if the options are exercised and the amount recorded is then credited to share capital. Any values assigned to stock options that have expired are credited to contributed surplus.

Income taxes

The liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(4)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in notes 11 and 12.

3	CHANGES IN ACCOUNTING POLICIES
(a)	Comparative figures

The company has restated certain comparative figures on the December 31, 2004 balance sheet including amounts relating to future income tax liabilities by increasing mineral property costs and future income tax liabilities by $7,357,000. This non-cash adjustment has no impact on shareholders’ equity, net loss, net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this change.

(b)	Stock-based compensation

Effective January 1, 2004, the company adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, as well as for other stock-based payments made in exchange for goods and services. The adoption of the fair value method resulted in a cumulative increase of $4,504,000 to the opening deficit at January 1, 2004 and increases of $335,000 to share capital and $4,169,000 to value assigned to stock options, at January 1, 2004.

(c)	Consolidation of variable interest entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline during the year ended December 31, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

(5)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

4	ACQUISITIONS

In October 2004, the company acquired the remaining 56.6% interest (for a 100% interest) in Sunshine Argentina Inc. (Sunshine). Consideration for this acquisition was the issuance of 2,663,000 common shares of the company, having a fair value of $49,798,000 ($18.70 per share). As Sunshine did not meet the definition of a business, the company has accounted for the acquisition as a purchase of net assets with the consideration issued assigned as follows:

$
Cash and cash equivalents	91
Accounts receivable	25
Other current assets	2
Mineral properties	63,899

64,017
Current liabilities	(19)
Future income tax liability	(14,200)

Net assets acquired	49,798

The future income tax liability arose as the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value. The estimated future income tax liability associated with this temporary difference of $14,200,000 has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

5	SILVER BULLION

The company has lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada (note 7(o)). Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, US dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. Additional calls for collateral are to be made should the coverage ratio fall below 105%. As at December 31, 2005, 209,454 (2004 - 284,650) ounces of silver bullion were lodged as collateral (note 20(c)).

Balance sheet presentation - December 31, 2005

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,744,531	14,095	17,939	3,844
Restricted silver bullion	209,454	1,692	2,154	462
	1,953,985	15,787	20,093	4,306

(6)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Balance sheet presentation - December 31, 2004

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,669,335	13,487	13,693	206
Restricted silver bullion	284,650	2,300	2,335	35
	1,953,985	15,787	16,028	241

6	MARKETABLE SECURITIES
	2005 $	2004 $

Marketable securities (i)	4,985	1,329
Special Warrants (ii)	-	2,000
	4,985	3,329

(i)

At December 31, 2005, the company holds share or share purchase warrants in eight companies, with the most significant being Minco Silver Corporation ($3,200,000) and Esperanza Silver Corporation ($1,508,000). The quoted market value of marketable securities was $15,087,000 (2004 - $4,122,000) for an unrealized gain of $10,102,000 (2004 - $2,793,000).

(ii)

In October 2004, the company and Minco Mining & Metals Corporation (Minco) entered into a strategic alliance to jointly pursue silver opportunities in China. Minco has created a wholly-owned subsidiary, Minco Silver Corporation (Minco Silver), to acquire silver projects in China.

Under the terms of the strategic alliance, the company initially acquired a 20% interest in the new venture by investing $2,000,000 in Minco Silver for the purchase of 4,000,000 Special Warrants at a price of $0.50 per Special Warrant. In May 2005, the company purchased an additional 960,000 Special Warrants at a price of $1.25 per Special Warrant, bringing the total investment to $3,200,000.

In October 2005, Minco qualified the issuance of its common shares, with the company now owning 4,960,000 shares with some of the shares subject to an escrow agreement.

In December 2005, 1,240,000 shares (25%) have been released from escrow with the balance to be released at 1,240,000 shares every six months. For purposes of arriving at the quoted market value, the quoted market price of Minco Silver shares at December 31, 2005 was applied to the company’s 4,960,000 share investment.

The company will have preferential purchase rights to participate in future financings of Minco Silver in order to increase its interest to up to 30% in Minco Silver. As part of the strategic alliance, Minco Silver will be the exclusive entity for both Minco and the company to pursue silver projects in China.

(7)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7	MINERAL PROPERTY COSTS

At December 31, mineral property costs are as follows:
	Acquisition costs $	Exploration costs $	Future tax effects $	Total 2005 $	Total 2004 $
Argentina
Chubut	-	-	-	-	268
Diablillos	5,376	1,509	-	6,885	6,351
Manantial Espejo	4,305	13,838	2,812	20,955	16,944
Pirquitas	56,308	5,325	13,294	74,927	70,748
Other	57	123	-	180	51
Australia
Bowdens	10,892	7,255	3,235	21,382	21,387
Other	-	225	-	225	27
Canada
Silvertip	1,818	248	-	2,066	2,022
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	46	-	1,280	1,268
Chile
Cachinal	18	93	-	111	103
Challacollo	2,595	2,600	318	5,513	4,749
Juncal	16	50	-	66	49
La Flora	16	34	-	50	47
Mexico
Pitarrilla	1,370	8,992	832	11,194	4,917
Valenciana	41	271	-	312	282
Ortega	58	66	-	124	77
San Agustin	54	631	-	685	613
San Marcial	1,250	745	50	2,045	1,973
Veta Colorada	237	347	-	584	-
Other	200	308	-	508	223
Peru
Berenguela	1,254	2,920	362	4,536	1,526
San Luis	-	135	-	135	-
United States
Candelaria	2,981	2,686	139	5,806	5,431
Maverick Springs	637	1,522	30	2,189	1,989
Shafter	2,544	2,808	767	6,119	5,839
	95,654	54,032	21,839	171,525	150,532

(8)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Acquisition and exploration costs incurred during the year are as follows:

	2005 $	2004 $

Balance - Beginning of year	150,532	74,090

Acquisition costs for the year	1,845	52,158

Exploration costs
Assaying	1,035	918
Camp costs	2,780	1,502
Consulting	1,020	1,454
Drafting/engineering	995	279
Drilling	4,743	2,294
Environmental	125	228
Field costs	2,903	588
Labour costs	2,229	609
Maps and prints	20	72
Property holding costs	635	500
Geology	1,292	1,195
Legal	323	240
Value added tax	1,138	447

Exploration costs for the year	19,238	10,326

Property costs associated with future income taxes	282	13,958

Mineral property costs written-off	(372)	-

Balance - End of year	171,525	150,532

a)	Diablillos, Argentina

The company owns a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

(9)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)	Manantial Espejo, Argentina

The company owns a 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina. The remaining 50% interest is owned by Pan American Silver Corp. (Pan American). Pan American is the operator and will continue as the operator during the feasibility and mine construction stages. Pan American will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which any further expenditures will be shared equally.

A third party has a right to receive payment of US$0.60 per tonne mined and processed with a maximum of one million tonnes and receive a 0.5% net smelter returns royalty from the property.

The following represents the company’s 50% proportionate interest in the joint venture as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	$	$	$

Current assets	166	508	48
Mineral property costs	20,955	16,944	13,961
Mobile equipment, net of accumulated depreciation	1,336	-	-

Current liabilities	206	288	357

Asset retirement obligations	27	22	19

Future income tax liability	2,812	2,493	2,535

Net expenses for the year	-	-	-

Cash flows from operating activities	(54)	(356)	92
Cash flows from financing activities	4,763	3,551	736
Cash flows from investing activities	(4,738)	(3,037)	(830)

c)	Pirquitas, Argentina

The company owns a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.

(10)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia. There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

The company owns a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada owned 100% by the company.

g)	Sunrise Lake, Canada

The company owns a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories. The property is subject to a 5% net profits royalty interest.

h)	Challacollo, Chile

The company owns 100% of the Challacollo silver project in northern Chile and is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid. The 3% production royalty which can be acquired at any time for a total of US$1,500,000.

i)	Pitarrilla, Mexico

The company owns a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

j)	San Agustin, Mexico

The company owns a 100% interest in the San Agustin property in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

(11)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

k)	San Marcial, Mexico

The company owns a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

l)	Veta Colorada, Mexico

In November 2005, the company announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico. Under the agreements, the company will pay the vendors a total of US$3,500,000, subject to a due diligence review. To December 31, 2005, the company has incurred $584,000 of expenditures relating to this property, including US$170,000 in non-refundable payments to the vendors. The closing date for the transaction is expected to occur on or before March 31, 2006. Assuming a positive due diligence review, the company will pay the vendors US$3,330,000 on closing.

m)	Berenguela, Peru

In March 2004, the company entered into option and funding agreements to purchase a 100% interest in the silver resources contained in the Berenguela project located in the Province of Lampa in southern Peru. Under the terms of the agreements, the company was to complete an exploration program having an in-ground expenditure of a minimum of US$500,000 and prepare a silver resource estimate. On exercise of the option, the company was to pay US$0.04 to US$0.06 per resource ounce in a blend of cash and shares, depending on silver prices. Subsequent to the end of the year, the company acquired a 100% interest in the Berenguela project (note 20(a)). As part of the acquisition, US$600,000 of the cash consideration was paid in 2005.

n)	San Luis, Peru

In September 2005, the company entered into a joint venture agreement with Esperanza Silver Corporation (Esperanza) for the exploration of the San Luis property located in the Ancash Department, Peru. Under the terms of the agreement, the company currently holds a 50% interest in the property and has elected to increase its interest to 55% by funding the first US$500,000 in exploration expenditures. Once the company has met this funding of exploration expenditures, the company will incur with Esperanza the next US$1,500,000 of exploration expenditures in proportion to their respective interests. Once the expenditures have been made, the company may elect to increase its interest to 70% by paying all costs required to complete a feasibility study and the interest can be increased to 80% by paying all costs required to place the property into commercial production.

o)	Candelaria, U.S.A.

The company owns a 100% interest in the Candelaria silver mine in Nevada and has lodged environmental bonding in the amount of US$1,679,000 (notes 5 and 9) relating to this property.

(12)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

p)	Maverick Springs, U.S.A.

In June 2003, the company signed an exploration and development agreement with Vista Gold Corp. (Vista) in which the company will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, the company was to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn its interest. The company and Vista would then enter into a joint venture agreement. At December 31, 2005, the company had met its expenditure commitment to Vista and vested its interest in the property. The company and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property. Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and the company, and all costs to complete a feasibility study in excess of US$2,000,000. In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner.

q)	Shafter, U.S.A.

The company owns a 100% interest in the Shafter Presidio silver mine (Shafter) located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid and subject to renewal over time. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.

8	PROPERTY, PLANT AND EQUIPMENT
			2005

	Cost $	Accumulated depreciation $	Net $

Office equipment	491	315	176
Mobile equipment (a)	1,547	84	1,463
Leasehold improvements	120	26	94
Land	304	-	304

	2,462	425	2,037

(13)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

			2004

	Cost $	Accumulated depreciation $	Net $

Office equipment	410	258	152
Mobile equipment	142	43	99
Leasehold improvements	117	12	105
Land	303	-	303

	972	313	659

(a)	At December 31, 2005, $1,336,000 (2004 – $nil) of the cost of mobile equipment is held in a 50/50 joint venture.

9	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2005, the company expensed $507,000 (2004 - $252,000; 2003 - $507,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2005, $1,481,000 (2004 - $1,248,000) has been recorded by the company as a provision for future asset retirement obligation expenses for its various mineral properties, of which $722,000 (2004 - $560,000) is considered current.

The company’s asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of its various mineral properties. The three properties that comprise the majority of the obligations are the Duthie, Silver Standard Mine and Silvertip properties, all located in British Columbia, Canada.

A reconciliation of the provision for asset retirement obligations is as follows:

	2005 $	2004 $

Balance - Beginning of year	1,248	1,291

Liabilities settled during the year	(241)	(176)
Accretion expense	74	108
Revisions in estimated cash flows	400	25

Balance - End of year	1,481	1,248

(14)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2005 $	2004 $

Balance sheet presentation
Current portion	722	560
Long-term portion	759	688

	1,481	1,248

The provision for asset retirement obligations is based on the following key assumptions:

•	asset retirement obligation payments over the next five years are estimated as follows: 2006 - $722,000; 2007 - $399,000; 2008 - $35,000; 2009 - $44,000 and 2010 - $34,000.
•	total undiscounted cash flows of $2,183,000 (2004 - $1,918,000).
•	expected timing of payments in the years 2006 to 2016 (2004 - 2005 to 2015).
•	a credit adjusted risk-free rate at which the estimated payments have been discounted at 10% (2004 - 10%).

At December 31, 2005, the company has lodged $1,882,000 (2004 - $2,498,000) in security deposits with various government agencies in relation to its reclamation obligations. Of the amount lodged, $190,000 (2004 - $198,000) is in the form of cash deposits and $1,692,000 (2004 - $2,300,000) is in the form of a letter of credit collaterized by the lodging of silver bullion (note 5).

(15)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	SHARE CAPITAL
	Number of shares	Amount $

Authorized
Unlimited common shares, no par value
Issued
Balance - December 31, 2002	39,190,887	99,510
Issued during the year
For cash
Exercise of options (note 11)	536,372	2,140
Exercise of warrants (note 12)	2,779,589	11,089
For mineral properties	88,004	612
In settlement of interest	9,980	75
Assigned value of exercised options	-	165
Share issue costs	-	(54)

Balance - December 31, 2003	42,604,832	113,537

Issued during the year
For cash
Private placement (a)	2,955,000	37,132
Exercise of options (note 11)	525,700	2,963
Exercise of warrants (note 12)	2,686,620	13,420
Finder's fees on private placement (a)	31,250	393
For mineral property	2,680,500	50,089
Assigned value of exercised options	-	1,026
Share subscriptions (note 12)	92,900	455
Share issue costs (a)	-	(1,513)

Balance - December 31, 2004	51,576,802	217,502

Issued during the year
For cash
Exercise of options (note 11)	259,269	1,610
Exercise of warrants (note 12)	10,000	185
For mineral property	3,170	45
Assigned value of exercised options	-	583
Assigned value of exercised warrants	-	46

Balance - December 31, 2005	51,849,241	219,971

(16)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

a)

In January 2004, the company issued 2,955,000 units at $14.80 per unit for gross proceeds of $43,951,000, which were assigned to the components of the units: $37,132,000 to shares and $6,819,000 to warrants. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, upon payment of $18.50, into one common share until January 15, 2006. The company issued an additional 31,250 units valued at $465,000, which were assigned $393,000 to shares and $72,000 to warrants, issued 26,000 warrants valued at $120,000, and paid $928,000 in cash as finder’s fees and other costs relating to this placement for total share issue costs of $1,513,000 (note (20(b)).

11	STOCK OPTIONS

The company has a comprehensive stock option plan for its employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company. Currently, the vesting periods range up to two years.

The changes in stock options issued are as follows:

		2005		2004		2003

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	1,889,969	10.26	1,845,669	7.37	1,565,441	4.60
Granted	982,500	16.52	570,000	15.36	816,600	10.46
Exercised	(259,269)	6.21	(525,700)	5.64	(536,372)	3.99

Options outstanding at December 31	2,613,200	12.85	1,889,969	10.26	1,845,669	7.37

Options exercisable at December 31	1,881,950	11.68	1,628,719	9.49	1,784,419	7.30

As of December 31, 2005, incentive stock options represent 5.0% (2004 - 3.7%) of issued and outstanding common capital.

(17)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47. A further 20,000 in stock options set to expire during the year were extended three years on the same terms as the original grant. The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)
20.50	10,000	10,000	March 12, 2006	0.2
2.50	47,000	47,000	August 16, 2006	0.6
3.01	28,400	28,400	November 6, 2006	0.8
4.25	116,700	116,700	January 1, 2007	1.0
8.00	305,400	305,400	August 2, 2007	1.6
9.10	333,200	333,200	January 31, 2008	2.1
10.35	26,500	26,500	September 3, 2008	2.7
12.85	222,500	222,500	December 22, 2008	3.0
14.47	50,000	50,000	September 16, 2009	3.7
14.47	45,000	45,000	October 4, 2009	3.8
14.47	446,000	206,000	December 31, 2009	4.0
14.00	75,000	37,500	May 12, 2010	4.4
16.73	907,500	453,750	December 20, 2010	5.0

12.85	2,613,200	1,881,950		3.5

During the year ended December 31, 2005, 982,500 (2004 - 570,000) options were granted to employees, directors and consultants at a weighted average strike price of $16.52 (2004 - $15.36) and these options had a fair value assigned of $5.91 (2004 - $7.36) per option based on the Black-Scholes option pricing model. The company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the stock options. The fair value of options that was charged to the statements of loss and deficit was $4,035,000 in the current year (2004 - $2,451,000; 2003 - $169,000) with an additional $159,000 (2004 - $67,000; 2003 - $18,000) value deferred as mineral property costs. Of the amount charged to the statements of loss and deficit in 2005, $567,000 (2004 - $668,000; 2003 - $169,000) was allocated to general and administration and $3,468,000 (2004 - $1,783,000; 2003 - $nil) was allocated to salaries and employee benefits.

The fair value of stock options for all options issued, repriced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2005	2004	2003

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.7	3.2	3.5
Expected life (years)	2.8	2.7	2.5
Expected volatility (%)	51	74	61

(18)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

12	WARRANTS

The changes in warrants outstanding are as follows:

		2005		2004		2003

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding at January 1	1,519,125	18.50	2,779,520	4.99	5,559,109	4.56
Granted	-	-	1,519,125	18.50	-	-
Exercised	(10,000)	18.50	(2,779,520)	4.99	(2,779,589)	3.99

Warrants outstanding at December 31	1,509,125	18.50	1,519,125	18.50	2,779,520	4.99

The expiry date on the warrants outstanding at December 31, 2005 was January 15, 2006 and the weighted average remaining life was 0.04 years (note 20(b)).

At December 31, 2003, the company had received $455,000 on the exercise of 92,900 common share purchase warrants. The common shares were issued in early 2004.

All warrants are exercisable on date of grant.

13	RELATED PARTY TRANSACTIONS
a)

During the year ended December 31, 2005, the company recorded expense reimbursements of $277,000 (2004 - $235,600; 2003 - $112,600) from companies related by common directors or officers. At December 31, 2005, accounts receivable include $77,000 (2004 - $71,600) from these related parties. Any amounts due from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

b)	The company holds marketable securities in a number of companies that have common directors or officers, with the principal ones being Minco Silver Corporation and Esperanza Silver Corporation.

(19)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14	INCOME TAXES
a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:
	2005	2004	2003
Statutory tax rate	34.9%	35.6%	37.6%

	$	$	$

Loss for the year before taxes	(5,870)	(1,518)	(3,938)

Provision for income taxes based on statutory rates	(2,047)	(540)	(1,480)
Differences in foreign tax rates	(104)	(4)	(8)
Tax benefits not recognized	2,151	544	1,488

	-	-	-

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets and liabilities as of December 31 are as follows:

	2005 $	2004 $

Long-term future tax assets
Capital and non-capital loss carry-forwards	16,450	15,912
Property, plant and equipment and resource properties	20,210	18,684
Foreign resource pools	6,544	5,630
Share issuance costs	247	381

Total future tax assets	43,451	40,607

Long-term future tax liabilities
Future income tax liability for resource properties	(46,097)	(42,331)

Valuation allowance for future tax assets (i)	(19,193)	(19,833)

Future income tax liability	(21,839)	(21,557)

(i)	Relates to future tax assets that are not more likely than not to be realized.

(20)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	At December 31, the company has the following operating losses:
	2005 $	2004 $

Argentina	9,200	6,200
Australia	8,200	8,500
Canada	8,900	15,200
Chile	126	57
Mexico	11,000	6,100
Peru	1,900	380
U.S.A.	8,700	8,000

The operating losses expire between 2006 to 2025, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

The company has capital losses in Canada of $6,050,000 (2004 - $6,050,000), which are available indefinitely, but can only be utilized against future taxable capital gains.

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2005, 2004 and 2003, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2005 $	2004 $	2003 $
Non-cash financing activities
Shares issued for mineral properties	45	50,089	612
Shares issued in settlement of interest	-	-	75
Value assigned to options	-	-	169

Non-cash investing activities
Amortization capitalized to mineral properties	(39)	(43)	-
Reclamation capitalized to mineral properties	(33)	(30)	(97)
Shares issued for mineral properties	(45)	(50,089)	(612)
Marketable securities received for mineral properties	-	911	53
Marketable securities received for accounts receivable	-	-	50
Option value assigned to mineral properties	(159)	(67)	(18)
Future tax effects for mineral properties	(282)	(13,958)	(1,251)
Prior year prepaid deposit relating to fixed assets	(289)	-	-

No income taxes or interest was paid in 2005, 2004 or 2003.

(21)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

The company has one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 7. Substantially all of the company’s losses for the years ended December 31, 2005, 2004 and 2003 were incurred in Canada. Segment assets by geographic location are as follows:

2005

	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Property, plant and equipment	1,336	1	587	-	113	-	-	2,037
Mineral property costs	102,947	21,607	6,994	5,740	15,452	4,671	14,114	171,525

	104,283	21,608	7,581	5,740	15,565	4,671	14,114	173,562

2004

	Argentina $	Australia $	Canada $	Chile $	Mexico $	Peru $	United States $	Total $

Property, plant and equipment	-	1	559	-	99	-	-	659
Mineral property costs	94,362	21,414	6,938	4,948	8,085	1,526	13,259	150,532

	94,362	21,415	7,497	4,948	8,184	1,526	13,259	151,191

17	COMMITMENTS
a)

The company has committed to payments under operating leases for the rental of its corporate head office space in Vancouver and for the rental of two pieces of underground equipment at the Pirquitas property in Argentina. The future minimum payments are as follows:

$

2006	572,000
2007	232,000
2008	59,000

b)	Mineral property commitments are described in note 7.

(22)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	FINANCIAL INSTRUMENTS
a)	Fair value

The estimated fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The fair value of marketable securities is disclosed in note 6 and the fair value of silver bullion is disclosed in note 5.

b)	Foreign exchange risk

Foreign exchange risk arises from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash and cash equivalents and accounts receivable. The company deposits cash and cash equivalents with high credit quality financial institutions.

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. Under U.S. GAAP, development and exploration costs are those incurred prior to having prepared a final feasibility study establishing the presence of proven and probable reserves and are expensed as incurred. When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. The company currently has no defined proven and probable reserves and no producing properties. For U.S. GAAP purposes, the company has written-off mineral exploration and development costs in the year incurred, including amounts relating to future income tax liabilities that were capitalized under Canadian GAAP.

(23)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no similar requirement.

iii)

Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Manantial Espejo and San Luis mineral properties (note 7).

v)

For U.S. GAAP purposes, the company accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.

The company adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the company recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years have not been restated.

For Canadian GAAP purposes, the company adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

(24)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

b)	Consolidated summarized balance sheets:

			2005			2004

	Canadian GAAP $	Adjustments	U.S. GAAP $	Canadian GAAP $	Adjustments	U.S. GAAP $

Assets
Current assets (a)ii)	43,844	10,102	53,946	63,768	2,793	66,561
Mineral property costs
(a)i) and (a)iii)	171,525	(171,525)	-	150,532	(150,532)	-
Other assets	3,919	-	3,919	3,157	-	3,157

	219,288	(161,423)	57,865	217,457	(147,739)	69,718

Liabilities
Current liabilities	3,500	-	3,500	2,186	-	2,186
Other liabilities	22,598	(21,839)	759	22,245	(21,557)	688

	26,098	(21,839)	4,259	24,431	(21,557)	2,874

Shareholders' Equity
Share capital (a)iii)	219,971	(1,198)	218,773	217,502	(627)	216,875
Stock options (a)v)	9,778	(5,459)	4,319	6,167	(6,030)	137
Warrants	6,965	-	6,965	7,011	-	7,011
Accumulated other
comprehensive income
(a)ii)	-	10,102	10,102	-	2,793	2,793
Deficit (a)i) and (a)iii)	(43,524)	(143,029)	(186,553)	(37,654)	(122,318)	(159,972)

	193,190	(139,584)	53,606	193,026	(126,182)	66,844

	219,288	(161,423)	57,865	217,457	(147,739)	69,718

(25)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

c)	Consolidated summarized statements of loss:
	2005 $	2004 $	2003 $

Loss in accordance with Canadian GAAP	(5,870)	(1,518)	(3,938)
Mineral property costs for the year (a)i)	(21,083)	(62,484)	(10,261)
Mineral property costs written-off during
the year (a)i)	372	-	-
Stock-based compensation (a)v)	-	2,398	-
Other	-	(76)	100

Loss in accordance with U.S. GAAP	(26,581)	(61,680)	(14,099)
Other comprehensive income (a(ii)
Unrealized gain (loss) on available-for-sale
securities (a)ii)	9,583	(2,955)	7,125
Reclassification adjustments for realized
(gain) loss on available-for-sale
securities	(2,274)	(2,525)	101

Total comprehensive loss in accordance
with U.S. GAAP	(19,272)	(67,160)	(6,873)

Basic and diluted loss per share in accordance with
U.S. GAAP	(0.51)	(1.28)	(0.35)

d)	Consolidated summarized statements of cash flows:
	2005 $	2004 $	2003 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(2,951)	(2,506)	(3,529)
Mineral property costs (a)i)	(20,933)	(12,796)	(9,833)

Pursuant to U.S. GAAP	(23,884)	(15,302)	(13,362)

Cash flows from investing activities
Pursuant to Canadian GAAP	(21,517)	(27,625)	(11,015)
Mineral property costs (a)i)	20,933	12,796	9,833

Pursuant to U.S. GAAP	(584)	(14,829)	(1,182)

(26)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

e)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

(i) Accounts receivable
	2005 $	2004 $

Value added tax	786	254
Other receivables	452	408
	1,238	662

(ii)	Pro-forma stock-based compensation disclosures

The company adopted the fair value method of valuing stock options granted to employees on January 1, 2005. Had the company recognized employee stock-based compensation expense under the fair value method based on the fair value of awards at the grant date consistent with the provisions of Statement of Financial Accounting Standards No. 123, the company’s loss and loss per share under U.S. GAAP would have been as follows:

	2005 $	2004 $	2003 $

Loss in accordance with U.S. GAAP	(26,581)	(61,680)	(14,099)

Add: Employee stock-based compensation expense included in reported loss	3,838	-	-
Deduct: Employee stock-based compensation expense determined under the fair value method	(3,838)	(2,330)	(2,767)
Pro-forma loss under U.S. GAAP	(26,581)	(64,010)	(16,866)

Pro forma basic and diluted loss per share in accordance with U.S. GAAP	(0.51)	(1.32)	(0.42)

The fair value of each option granted to employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

(27)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

	2005	2004	2003

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	3.8	3.2	3.5
Expected life (years)	2.9	2.7	2.7
Expected volatility (%)	50.4	74.0	61.4

The weighted average fair value of options granted to employees for the year ended December 31, 2005 was $5.89 (2004 - $7.41; 2003 - $3.97).

(iii)	Conditional asset retirement obligations

Under U.S. GAAP, the company is to reasonably estimate the fair value of all asset retirement obligations. If a company cannot make a reasonable estimate of the fair value of an asset retirement obligation when it initially incurs the liability, it should disclose the fact and the related reason why it is unable to estimate the fair value.

The company has obligations to reclaim the workings of the Silver Standard Mine in northern British Columbia. Our environmental consultants have studied the property and are preparing a conceptual reclamation plan with possible reclamation alternatives for the reclamation of the property. In 2006, our consultants are expected to finalize the conceptual reclamation plan, and we will then submit it to the appropriate government agencies for comment. On finalization of the conceptual reclamation plan, we believe we will have sufficient information available to estimate and record the fair value of the liability associated with the reclamation of the property. This estimate will be adjusted to reflect any changes to the reclamation plan resulting from the regulatory review. Until the conceptual reclamation plan is accepted by the regulatory agencies, monitoring is not required.

In 2005, we spent $90,000 completing required reclamation work on the property, which involved the closure of mine workings. We have included $348,000 in our asset retirement obligation liabilities at December 31, 2005 for reclamation work we believe will be included in any reclamation alternative accepted by the regulatory agencies and which we expect to complete over the next two years on the property.

(iv)	Development stage enterprise

The company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date the company made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

(28)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

Consolidated loss and deficit:

Period from October 1, 1993 (inception) to December 31, 2005 $

Mineral property exploration and reclamation	175,391
General and administration, salaries, professional fees	24,481
Other income	(12,343)

Net loss for the period from October 1, 1993 to December 31, 2005, being the deficit accumulated during the development stage	187,529
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2005	186,553

Consolidated cash flows:

Period from October 1, 1993 (inception) to December 31, 2005 $
Operating activities	(110,631)
Investing activities	(20,895)
Financing activities	153,425

Increase in cash and cash and cash equivalents	21,899
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2005	23,030

(29)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

(v) Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

Balance - October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257

Balance - September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)

Balance - September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder's fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)

Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder's fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)

Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)

Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942

(30)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-	-	(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs	-	(116)	-	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)

Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased	(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)

Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder's fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)

Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised
options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)

Balance - December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681

(31)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

		Common Shares ________________________________________
	Issue Price $	Number of shares $	Amount $	Values asigned to options $	Values asigned to warrants $	Comprehensive income (loss) $	Retained earnings (deficit) $	Total shareholders' equity $

Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	7,226	(14,099)	(6,873)

Balance - December 31, 2003		42,604,832	114,161	170	-	8,273	(98,292)	24,312
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	68
- shares issued on warrant
subscriptions	4.90	92,900	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp		-	-	-	-	(5,480)	(5,480)

Balance - December 31, 2004		51,576,802	216,875	137	7,011	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	4,194
- Assigned value of exercised options	-	12	(12)	-	-	-	-
- Assigned value of exercised
warrants		-	46	-	(46)	-	-	-
Gain (loss) for year		-	-	-	-	7,309	(26,581)	(19,272)

Balance - December 31, 2005		51,849,241	218,773	4,319	6,965	10,102	(186,553)	53,606

f)	Impact of recently issued accounting standards

Effective January 1, 2006, under U.S. GAAP, the company will be required to adopt SFAS No. 123R, “Share-Based Payment”. SFAS 123R, which is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”, is similar to the Canadian standard adopted in 2004 in that it eliminates the option to use the intrinsic value method for valuing stock-based compensation to employees, although it requires that forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the company accounts for forfeitures only as they occur.

(32)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

The company expects to use the modified prospective method of adoption of SFAS 123R as permitted. This method would permit the company to calculate stock-based compensation similar to Canadian GAAP for options granted on or after January 1, 1995 without considering the effect of options granted prior to January 1, 1995. As a result, the adjustments to deficit, share capital and value assigned to options made under Canadian GAAP in 2004 would not be made under U.S. GAAP and the company is required to determine the effect on stock-based compensation of forfeitures associated with unvested options outstanding as of January 1, 2006. The company is still assessing the impact of this standard on its consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29”. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. The company does not expect the adoption of this statement to have a material impact on the company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless it is impracticable. Under existing U.S. GAAP, a new principle is not applied to prior periods; rather, the cumulative effect of the change is recognized in earnings in the period of the change. SFAS 154 also carries forward without change the guidance from APB 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimates. This statement is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The company does not expect the adoption of this statement to have a material impact on the company’s consolidated financial statements.

20	SUBSEQUENT EVENTS
(a)

On January 16, 2006, the company reported the closing of a purchase agreement to acquire a 100% interest in the Berenguela project located in southern Peru. Originally, the company had an option to purchase only the silver resources contained in the project. Under the purchase agreement, the company acquired all of the shares of Sociedad Minera Berenguela S.A., a Peruvian company that holds the rights to the Berenguela project, in consideration for an aggregate payment of US$2,000,000 in cash and US$8,000,000 in common shares of the company, and the grant of a 2% net smelter returns royalty on copper capped at US$3,000,000. The common share consideration amounted to 530,504 shares of the company.

(33)

Silver Standard Resources Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

(b)

As part of a January 2004 financing, 1,519,125 warrants were issued and 1,509,125 remained unexercised at December 31, 2005. Each warrant was exercisable upon payment of $18.50 into one common share until January 15, 2006. In January 2006, 1,386,625 warrants were exercised for cash proceeds of $25,653,000, resulting in 1,386,625 common shares of the company being issued. The remaining 122,500 warrants expired.

(c)

In early 2006, the company lodged U.S. dollars as collateral for the bank letter of credit issued in connection with reclamation obligations on the Candelaria silver mine in Nevada. The silver bullion that was previously lodged as collateral has been released and is now free from any collaterization.

(d)

On March 22, 2006, the company announced the sale of its 50% interest in the Manantial Espejo property to its joint venture partner, Pan American, for 1.95 million common shares of Pan American, having a value of US$46.3 million as of March 21, 2006. Under the terms of the agreement, if Pan American sells all or a portion of the Manantial Espejo property at anytime over the next three years, Silver Standard will receive 50% of the sale proceeds, after deducting Pan American’s acquisition and other project costs. The agreement is subject to regulatory approval and is expected to close on April 10, 2006.

(34)